Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid
Fees Previously Paid	1	$ 22,956,738.14		$ 3,514.68
	Total Transaction Valuation:	$ 22,956,738.14
	Total Fees Due for Filing:			$ 3,514.68
	Total Fees Previously Paid:			$ 3,514.68
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	(a) The transaction value is calculated as the estimated aggregate maximum purchase price for Shares. The fee of $3,514.68 was paid in connection with the filing of the Schedule TO-I by Bain Capital Private Credit (File No. 005-94247) on May 1, 2025 (the "Schedule TO"). This is the final amendment to the Schedule TO and is being filed to report the results of the offer. (b) Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.